Thomas W. Kellerman

650-843-7550

tkellerman@morganlewis.com

October 19, 2010

VIA EDGAR & EXPRESS MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Tabatha Atkins, Staff Accountant

Re:	Nature’s Sunshine Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-q for the Quarterly Periods Ended March 31 and June 30, 2010
File No. 001-34483

Dear Mr. Rosenberg:

On behalf of Nature’s Sunshine Products, Inc. (the “Company”), we submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated September 22, 2010 (the “Comment Letter”), with respect to the Company’s filings referenced above.  The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A.  Controls and Procedures

Changes in Internal Control over Financial Reporting, page 72

1.                                      While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308(a)(3) of Regulation S-K as of December 31, 2009.  Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2009.  Further please ensure your revised disclosure complies with Item 308(a) in its entirety.

In response to the Staff’s comment, the Company proposes to amend Item 9A of its annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) as indicated by the revised disclosure set forth in Exhibit 1 attached hereto.  The Company proposes to file the amended Form 10-K immediately following the Staff’s clearance for the revised disclosure.

2.                                      In addition, it does not appear that you have disclosed your conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K as of December 31, 2009.  Please amend your filing to provide management’s conclusion as of December 31, 2009 and consider whether management’s failure to provide the disclosure required by Item 308(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2009 and revise your disclosure as appropriate.

In response to the Staff’s comment, the Company proposes to amend Item 9A of its Form 10-K as indicated by the revised disclosure set forth in Exhibit 1 attached hereto.  The Company proposes to file the amended Form 10-K immediately following the Staff’s clearance for the revised. disclosure.

Forms 10-Q for the quarterly periods ended March 31 and June 30, 2010

Item 4.  Controls and Procedures, page 31

3.             Please amend your filings to comply with Item 308(c) of Regulation S-K.

In response to the Staff’s comment and based on a discussion with the Staff on September 30, 2010, the Company respectfully submits that it is not necessary to amend the Forms 10-Q for the quarterly periods ended March 31 and June 30, 2010 for the following reasons.

Item 308(c) of Regulation S-K requires the Company to disclose, in its Forms 10-Q, any changes during the Company’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.  The existing disclosures in the Forms 10-Q provide a summary of the ongoing remediation measures implemented by the Company since December 31, 2009 with respect to a material weakness relating to accounting for taxes.  As reported in the Form 10-K, this is the only remaining material weakness that has not been remediated as of December 31, 2009.  Accordingly, the existing disclosures in the Forms 10-Q provide useful updates relating to the remediation actions taken during the quarterly periods that affected the Company’s internal control following the end of the fiscal year.  Furthermore, as indicated by our responses to paragraphs 1 and 2 above, the Company proposes to amend the Form 10-K to ensure that disclosures in the Form 10-K relating to internal control over financial reporting will comply fully with Item 308(a) of Regulation S-K.  The existing disclosures in the Forms 10-Q, when read together with the revised disclosures to be included in the amended Form 10-K, will provide investors with clear and most up-to-date information on the status of the Company’s internal control remediation process.  Accordingly, the Company does not believe that any additional amendment to the Forms 10-Q is required or desirable.

*    *    *

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments as to the foregoing, please contact the undersigned.

Sincerely,

/s/ Thomas Kellerman
Thomas Kellerman

cc: Jamon Jarvis

Exhibit 1

Item 9A. Controls and Procedures

This report includes the certifications of our Chief Executive Officer and Chief Financial Officer required by Rule 13a-14 of the Securities Exchange Act of 1934 (the “Exchange Act”). See Exhibits 31.1 and 31.2. This Item 9A includes information concerning the controls and control evaluations referred to in those certifications.

Overview

Management identified certain material weaknesses which are described in our Annual Report on Form 10-K/A for the year ended December 31, 2008. During 2009 and through the date of this filing, management has been focused on remediating these material weaknesses. This overview discusses management’s evaluation of our disclosure controls and procedures as of December 31, 2009. In addition, this item provides a summary of the status of each of the previously identified material weaknesses, followed by a discussion of management’s evaluation of disclosure controls and procedures, and management’s efforts to remediate the material weaknesses, as set forth in the table below.

During the year ended December 31, 2009, the Company completed the remediation related to the financial reporting process and information technology material weaknesses. As shown below, the accounting for taxes material weakness reported as of December 31, 2008 remains a material weakness as of December 31, 2009, for which remediation efforts are in process.

Material Weakness Reported	Status as of	Status as of the Date
as of December 31, 2008	December 31, 2009	of this Filing
1. Accounting for Taxes	Remediation in process	Remediation in process
2. Financial Reporting Process	Remediated	Remediated
3. Information Technology:
Access Control	Remediated	Remediated
Change Management	Remediated	Remediated
Spreadsheets	Remediated	Remediated

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms adopted by the SEC, and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

In connection with the preparation of its annual report as of December 31, ~~2008,~~2009, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, ~~2008.~~2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, ~~2008,~~2009, as a result of the existence of a material ~~weaknesses~~weakness in our internal control over financial reporting related to accounting for taxes.

Since December 31, 2008, we have made significant progress in improving our disclosure controls and procedures. We have taken, and are taking, the actions described below under “Remediation Actions Relating to Remaining Material Weaknesses” to remediate the remaining material weaknesses in our internal control over financial reporting that existed at that date.

We continue to strive to improve our processes to enable us to provide complete and accurate public disclosure. Management believes that we will not be able to conclude that our disclosure controls and procedures are effective until the material weaknesses have been fully remediated.

To address the material weaknesses reported in our 2008 Form 10-K/A, management performed additional analyses and other post-closing procedures designed to ensure that our consolidated interim financial statements were prepared in accordance with U.S. GAAP. These procedures included documentation and testing of processes, data validation procedures from the systems into the general ledger, testing of systems, validation of results, disclosure review, and other analytics. As a result, management believes that the consolidated financial statements included in this report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods presented.

Evaluation of Internal Control over Financial Reporting

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s assessment under this framework, management has concluded that our internal control over financial reporting was not effective as of December 31, 2009, as a result of the existence of a material weakness in our internal control over financial reporting related to accounting for taxes.  The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Overview

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed whether any changes in our internal control over financial reporting that occurred during the period from January 1, 2009 through December 31, 2009 have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Significant changes were implemented and tested during the period from January 1, 2009 through December 31, 2009 to continue the remediation of our material weaknesses in internal control over financial reporting. Management believes the measures that we have implemented during 2009 to remediate the material weaknesses in internal control over financial reporting have had a favorable impact on our internal control over financial reporting since December 31, 2008. Changes in our internal control over financial reporting from January 1, 2009 through December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are described below.

Remediation Actions Relating to Remaining Material Weaknesses

The discussion below describes the actions that management took during 2009 and is currently in the process of taking in 2010 to remediate our remaining material weaknesses in internal control over financial reporting.

Accounting for Taxes

Description of Material Weakness as of December 31, 2008

The Company’s processes, procedures and controls related to the preparation and review of the annual tax provision and the accrual of other non-income tax contingencies were not effective to ensure that amounts related to the tax provision, related current or deferred income tax asset and liability accounts, and non-income tax contingencies were accurate, recorded in the proper period, and determined in accordance with U.S. GAAP. Specifically, we did not (i) analyze and reconcile certain deferred income and tax payable accounts, (ii) appropriately consider the need to record or disclose contingencies for certain income tax positions in accordance with U.S. GAAP, and (iii) file tax returns in certain foreign jurisdictions. Additionally, we had insufficient personnel with appropriate qualifications and training in accounting for taxes.

Description of 2009 Remediation Actions

In late 2008, we hired an Executive Director of Corporate Tax and during 2009, we have utilized outsourced service providers for tax consulting services to assist in our accounting for income taxes and the recording of non-income tax contingencies. In October 2009, the Company engaged tax consultants with specific expertise related to the remediation of accounting for taxes to assist the Company in completing the remediation of its material weakness in this area. We continue to evaluate our tax process and tax resource requirements. We continue to work towards the completion of delinquent foreign statutory filings identified during the prior years as result of management’s analysis, as well as refining our process to help ensure timely completion of future filings. In addition, in 2008 our management performed an analysis with the assistance of outside consultants to assess, estimate, and record the exposure related to our uncertain tax positions and non-income tax contingencies in accordance with U.S. GAAP. During 2009 we continued to monitor and assess the uncertain tax positions and non-income tax contingencies and are now evaluating and implementing plans to reduce these contingencies. We continue to evaluate the adequacy of our tax resources. This material weakness still exists, and the Company is in the process of remediating this material weakness.

Financial Reporting Process

Description of Material Weakness as of December 31, 2008

The Company did not maintain an effective financial reporting process to prepare financial statements in accordance with U.S. GAAP. Specifically, our process lacked timely and complete financial statement reviews, appropriate account closing procedures, and appropriate reconciliation processes. Further, we were unable to complete regulatory filings as required by the rules of the SEC.

Description of 2009 Remediation Actions

During 2008, we redesigned and implemented improved procedures and controls related to our monthly and quarterly close processes including account reconciliations, enhancement of the formal monthly close and reporting checklists, variance analysis of financial statement fluctuations, and budget to actual reviews. As a result of the remediation efforts, the Company has completed its regulatory filings during 2009 as required by the rules of the SEC. Our remediation efforts during the second and third quarters of 2009 included the enhancement and testing of the processes and controls instituted in the prior year. We believe that these remediation efforts have improved our financial reporting process and that the material weakness was effectively remediated at September 30, 2009.

Information Technology Systems

Description of Material Weakness as of December 31, 2008

The Company did not maintain effective internal control over financial reporting related to certain information technology applications and general computer controls that are considered to have an impact on financial reporting and that resulted in a more than reasonable possibility that material misstatements in our financial statements would not be prevented or detected.

Specifically, we lacked effective controls in the following areas:

•                  Access Control — The Company did not maintain effectively designed controls to prevent unauthorized access to certain programs and data, and provide for periodic review and monitoring of access including reviews of security logs and analysis of segregation of duties conflicts.

•                  Change Management — The Company did not maintain effectively designed controls to ensure that all information technology program and data changes were authorized, developer access to the production environment was limited, and that all program and data changes were adequately tested for accuracy and appropriate implementation.

•                  Spreadsheets — The Company did not maintain effectively designed controls to ensure that critical spreadsheets were identified, access to these spreadsheets was restricted to appropriate personnel, changes to data or formulas were authorized and appropriate, or that the spreadsheets were adequately reviewed by someone other than the preparer.

Description of 2009 Remediation Actions

Access Control — During 2008, management performed a broad and detailed analysis of user access to the applications we have determined to have a material impact on our financial reporting for our domestic locations and implemented formal training of managers and others who grant and approve access to these data programs, as well as providing managers and employees with better data program descriptions and other tools to assist in their understanding if the access of their subordinates violates segregation of duties or access controls. In addition, detailed quarterly security reviews have been instituted. During 2009, the Company continued to refine the processes and procedures put in place. During 2009, the Company also purchased and implemented a software package to automate the monitoring of user access controls and segregation of duties which has greatly enhanced the Company’s ability to identify and/or prevent access and segregation of duty issues from arising. We believe that these remediation efforts have improved our user access controls and that the material weakness was effectively remediated at December 31, 2009.

Change Management — During 2008, management continued implementation of enhanced procedures to control changes to the production environment, the retention of adequate documentation, as well as redesigning job descriptions, assigned roles, and segregation of duties within the change control process of certain of the Company’s application systems. During 2009, the Company is continuing to refine the processes and procedures put in place. In addition, the Company has implemented additional measures to ensure that adequate documentation is retained. During 2009, the Company also purchased and implemented a software package to assist in the monitoring of change management of the Company’s critical application systems, which has greatly enhanced the Company’s ability to prevent unauthorized changes, as well as indentify where additional documentation is required. The Company is currently implementing this software package at its subsidiary Synergy Worldwide. Additionally, limiting developer access to production systems has been addressed. We believe that these remediation efforts have improved our change management controls and that the material weakness was effectively remediated at December 31, 2009.

Spreadsheets — During 2008, management designed and implemented procedures to inventory, assess the risk of, and rank our critical financial reporting spreadsheets that have a material impact on our financial reporting, including the implementation of enhanced review procedures. During 2009, management continued to perform detailed testing at locations that have a material impact on our financial reporting around security and change management for spreadsheets. Management has further enhanced the design of our controls over spreadsheets by establishing procedures for benchmarking critical spreadsheets to ensure that formulas are appropriate and protected, and that the logic and design of the spreadsheets is appropriate and consistent. During the third quarter of 2009, management implemented a software application package that allows the Company to audit and track changes to its critical spreadsheets. The Company has completed the audits on its critical spreadsheets. Management continues the process of implementing an application package that will facilitate a worldwide consolidation and reduce our reliance on spreadsheets. In addition, our information technology management has selected an application to provide for a world-wide standardization of the general ledger system, which has been deployed in several markets. Management has developed a timeline for completing the implementation of this application globally. We believe that these remediation efforts have improved our controls around our critical spreadsheets and that the material weakness was effectively remediated at December 31, 2009.

We believe that these remediation efforts have improved our information technology systems and that the material weaknesses related to access control, change management, and spreadsheets has been effectively remediated at December 31, 2009.

Conclusion

We believe weaknesses other than accounting for taxes have been remediated and that the process is in place to facilitate the remediation of the one remaining material weakness. We believe the measures described above will facilitate remediation of the material weakness related to accounting for taxes and will continue to strengthen our internal control over financial reporting. We are committed to continually improving our internal control processes and will diligently and vigorously review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine that additional measures are necessary to address control deficiencies. Moreover, we may decide to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.